March 27, 2013

Filed via Edgar

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.

Form 10-K for the Fiscal Year Ended April 27, 2012

Filed June 21, 2012

Form 10-Q for the Quarterly Period Ended October 26, 2012

Filed November 30, 2012

Form 10-Q for the Quarterly Period Ended January 25, 2013

Filed March 5, 2013

File No. 0-01667

Dear Mr. Humphrey:

Below please find our response to the comment letter, dated March 18, 2013, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced filings of Bob Evans Farms, Inc. (the “Company” or “Bob Evans”). For your convenience, we have included the original staff comment prior to our response.

Form 10-Q for Quarterly Period Ended October 26, 2012

Note 2. Acquisition, page 6

1. We have reviewed your response to our prior comment 3 and note the revisions included in the Form 10-Q for the quarterly period ended January 25, 2013 (i.e., Third Quarter Form 10-Q”). However, please amend your Form 10-Q for the quarterly period ended October 26, 2012 to either delete all references to the third party, as was done in your Third Quarter Form 10-Q, or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. This comment is also applicable to the reference made to Lazard in Note 3, Held for Sale. Please file the amendment as soon as practicable.

Company Response:

Per the Staff’s request, we have filed contemporaneously with this filing our Form 10-Q/A for the quarterly period ended October 26, 2012, having deleted all references to the third parties, as was done in our Third Quarter Form 10-Q.

Securities and Exchange Commission

March 27, 2013

Form 10-Q for the Quarterly Period Ended January 25, 2013 Filed March 5, 2013

2. As reported in your Third Quarter Form 10-Q, we note that effective February 15, 2013, you completed the sale of the Mimi’s Café operating segment. Please tell us, using the guidance in FASB ASC 205-20-45 and the examples at paragraphs 205-55-28 through 55-79, the consideration given to reporting the sale of Mimi’s Café as discontinued operations. Describe the nature of the transitional services agreement in your response. Also, please confirm that you will provide discussion of any gain or loss on disposal.

Company Response:

Effective February 15, 2013, MCafe Holding, Inc. (“Seller”), a wholly owned subsidiary of the Company, sold all of the equity of SWH Mimi’s Café, LLC (“Mimi’s Café”) to an independent third party, SWH Mimi’s Café Holding Company, Inc. (“Buyer”). Seller and Buyer entered into two agreements that continued post-closing, one where the Seller would provide transition services (“Transition Services Agreement”) to the Buyer (including administrative services, certain back-office services, such as payroll processing, accounting, paying invoices, collecting receivables, IT services, human resources administration, purchasing and etc.) and the other where the Seller would supply certain products to Buyer (“Supply Agreement”).

In determining if the operations from our former Mimi’s Café business segment should be reported as discontinued operations, we carefully considered and followed the four-step process discussed in FASB ASC 205-20-55 (“ASC 205”). Specifically we reviewed the four criteria outlined in ASC 205 for reporting on discontinued operations, being:

“1. Are continuing cash flows expected to be generated by the ongoing entity?

2. Do the continuing cash flows result from a migration or continuation of activities?

3. Are the continuing cash flows significant?

4. Does the ongoing entity have significant continuing involvement in the operations of the disposed component?”

In addition, we referenced Example 4 in ASC 205-55-28, which discusses the provision of services similar to those we will provide under the Transition Services Agreement and the Supply Agreement.

As to criteria numbers 1. and 2. mentioned above, Bob Evans does expect continuing cash inflows and cash outflows to be generated from the disposed Mimi’s Café. These cash flows result from the “continuation of activities” that occurred with Mimi’s Café prior to the sale and after the sale and are covered under the Transition Services Agreement and the Supply Agreement as executed with the Buyer. Specifically, post-closing Buyer will pay Seller for services and products provided under the two Agreements. Additionally Buyer will reimburse Seller at a prescribed rate/associate for

Securities and Exchange Commission

March 27, 2013

health insurance premiums, and will incur all costs of these premiums, including additional expense incurred as a result of additional claims experience. We then considered the significance of the continuing cash flows under criteria number 3.

As to criteria number 3., Bob Evans concluded that the continuing cash flows were significant. In order to determine this, we evaluated the estimated percentage of total cash inflows and cash outflows with the Buyer, as a percent of the total cash inflows and outflows that would have been generated by Mimi’s Café absent the disposal. Consistent with the requirements of ASC 205-20-45 we first evaluated our estimated cash inflows from the Transition Services Agreement, the Supply Agreement and the reimbursement of health insurance premiums and determined that Buyer’s cash inflows represented over ten percent of the total cash inflows that would have been generated by Mimi’s Cafe absent the disposal. We then looked at cash outflows for the same services, and determined that our cash outflows represented almost 13 percent of total cash outflows that would have been generated by Mimi’s Cafe absent the disposal.

Our conclusion, based on the estimated continuing cash inflows and cash outflows, was that such cash inflows and cash outflows were material, resulting in significant cash flows. According to ASC 205-20-45, if there are continuing significant cash inflows or outflows, the former operations do not qualify to be reported under discontinued operations.

As to criteria number 4. mentioned above, Bob Evans will not have significant continuing involvement in the operations of Buyer, other than with respect to the Transition Services Agreement, Supply Agreement and reimbursement of health insurance premiums mentioned above.

You requested that we confirm that we will provide in a future report discussion of any gain or loss on disposal of the Mimi’s Café business segment. We will report on the face of the income statement, the gain or loss on disposal in our next report to be filed with the Securities and Exchange Commission, which will be our Form 10-K to be filed in June 2013. We will also include in our description of the disposal, the segment that generated the gain or loss.

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 27, 2013

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-7521 at your convenience if you have any questions regarding this response.

Sincerely,
Bob Evans Farms, Inc.

/s/ Kevin C. O’Neil

Kevin C. O’Neil, Vice President,
Assoc. General Counsel and Asst. Corporate Secretary

cc:	Beverly A. Singleton,

Securities and Exchange Commission